United States
                        Securities and Exchange Commission
                            Washington,  D.C.  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No.3)*


                           SEROLOGICALS CORPORATION
-----------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, Par Value $0.01
-----------------------------------------------------------------------------

                         (Title of Class of Securities)

                                  817523 10 3
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                                 (CUSIP Number)

               Samuel A. Penninger, Jr. and Mary Ann Penninger
                            Serologicals Corporation
                         780 Park North Blvd., Ste. 110
                              Clarkston, GA  30021
                                 (404) 296-5595
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 15, 1997
-----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                AMENDMENT NO. 3 TO
                                       13D

CUSIP No.  817523 10 3                               Page 2 of 5


1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

                                 Samuel A. Penninger, Jr.
                                 ###-##-####

2.  Check the Appropriate Box if a Member of a Group        (a) /__/  (b) /__/

3.  SEC Use Only

4.  Source of Funds
                                 Not Applicable

5.  Check Box if Disclosure of Legal Proceedings Is Required Pursuant To Items
    2(d) or 2(e)      /__/

6.  Citizenship or Place of Organization
                                 United States

Number of Shares Beneficially Owned by Each Reporting Person With:
    7.  Sole Voting Power           75,000
    8.  Shared Voting Power        918,777
    9.  Sole Dispositive Power      75,000
   10.  Shared Dispositive Power   918,777


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                   993,777

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares /__/

13.  Percent of Class Represented by Amount in Row 11
                                 7.0%

14.  Type of Reporting Person    IN


                               AMENDMENT NO. 3 TO
                                 SCHEDULE 13D

CUSIP NO.  817523 10 3                             PAGE 3 OF 5


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                                  Mary Ann Penninger
                                  ###-##-####

2.   Check the Appropriate Box if Member of a Group   (a) /__/   (b)  /__/

3.   SEC Use Only

4.   Source of Funds
                                  Not Applicable

5.   Check Box If Disclosure of Legal Proceedings is Required Pursuant To
     Items 2(d) or 2(e)       /__/

6.   Citizenship or Place of Organization
                                  United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.  Sole Voting Power          60,000
     8.  Shared Voting Power       918,777
     9.  Sole Dispositive Power     60,000
    10.  Shared Dispositive Power  918,777

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                   978,777

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                   /__/

13.   Percent of Class Represented by Amount in Row 11
                                    6.9%

14.   Type of Reporting Person       IN



                               AMENDMENT NO. 3 TO
                                 SCHEDULE 13D

Item 1.  Security and Issuer

         This Amendment No. 3 to the Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed June 4, 1996 by Samuel A. Penninger, Jr. relating to the common stock, $.01 par value (the "Common Stock") of Serologicals Corporation (the "Company"). The address of the principal executive offices of the Company is 780 Park North Blvd., Suite 110, Clarkston, GA 30021. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

[ Item 5 is hereby amended and restated in its entirety to read as follows:]

          (a) Mr. Penninger is the beneficial owner of 993,777 shares of Common Stock (7.0%). Mrs. Penninger is the beneficial owner of 978,777 shares of Common Stock (6.9%). Mr. Penninger is the sole owner of 75,000 shares of Common Stock. Mr. and Mrs. Penninger hold 918,777 shares jointly and the remaining 60,000 shares are held in two trusts (the "Trusts") for certain members of his family and of which his spouse is trustee.

          The number of shares beneficially owned and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership is based on 14,159,900 outstanding shares of Common Stock on March 31, 1997, as reported by the Company in its Proxy Statement filed April 18, 1997.

          (b) Mr. and Mrs. Penninger each have shared power with each other to vote and to direct the voting of and shared power with each other to dispose and direct the disposition of the 918,777 shares of Common stock held jointly by them. Mr. Penninger has the sole power to vote and direct the voting and the sole power to dispose and direct the disposition of the 75,000 shares of Common Stock held solely by him. Mrs. Penninger, as trustee for the Trusts, has the sole power to vote and to direct the voting and to dispose and direct the disposition of 60,000 shares held by the Trusts. Mr. Penninger disclaims beneficial ownership to these 60,000 shares.

          (c)  Not Applicable.
          (d)  Not applicable.
          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          On April 15, 1997, Mr. Penninger pledged 162,900 shares of Common Stock (the "Pledge") to NationsBanc Investments, Inc. as collateral security in connection with a loan from Nationsbank N.A. (South) to the Reporting Person The Pledge contains standard default provisions.



SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 24, 1997

                                           /s/ Samuel A. Penninger, Jr.
                                           ----------------------------
                                    							Samuel A. Penninger, Jr.


                                           /s/ Mary Ann Penninger
                                           ----------------------------
                                           Mary Ann Penninger